Exhibit 99.1

NEWS RELEASE

For Immediate Release

November 20, 2007

AINSWORTH LUMBER CO. LTD. (TSX: ANS)

AINSWORTH ANNOUNCES CURTAILMENT AT 100 MILE HOUSE OSB MILL

Ainsworth Lumber Co. Ltd. today announced that it plans to take an extended holiday curtailment at its oriented strand board (OSB) mill in 100 Mile House, British Columbia from December 20, 2007 through January 1, 2008 due to a decline in orders.

Ainsworth Lumber Co. Ltd.
Suite 3194, Bentall 4
P.O. Box 49307
1055 Dunsmuir Street
Vancouver, B.C. V7X 1L3
Telephone: 604-661-3200
Facsimile: 604-661-3201
www.ainsworth.ca

Contact:
Bruce Rose, General Manager – Corporate Development
bruce.rose@ainsworth.ca